UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            NACEL ENERGY CORPORATION
                            ------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   62957N 10 2
                                   -----------
                                 (CUSIP NUMBER)

                                  Brian Lavery
                   1128 12th Street, Suite B, Cody, WY 82414
                   -----------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  April 4, 2008
                                  -------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}{section}240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brian Lavery
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |X|
                                                                         (b) |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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7     SOLE VOTING POWER

      9,000,000
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8     SHARED VOTING POWER

      N/A
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9     SOLE DISPOSITIVE POWER

      9,000,000
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10    SHARED DISPOSITIVE POWER

      N/A
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,000,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

      N/A                                                                    |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      42.06%
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14    TYPE OF REPORTING PERSON *

      IN
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

ITEM 1. Security and Issuer

This Schedule 13D relates to the Common Stock of NACEL ENERGY CORPORATION. The principal executive offices of NACEL ENERGY CORPORATION are located at 1128 12th Street, Suite B, Cody, WY 82414.

ITEM 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by Brian Lavery. Mr. Lavery's business address is 1128 12th Street, Suite B, Cody, WY 82414. Mr. Lavery is President and Director of Nacel Energy Corporation.

(d)-(e) During the last five years, Mr. Lavery: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lavery is a citizen of Canada.

ITEM 3. Source of Amount of Funds or Other Compensation

The initial issuance of 1,000,000 shares of stock to Mr. Brian Lavery upon formation valued at par value of $.001 per share for contributed services. Purchase of 8,000,000 shares from Murray Fleming, Director, for $.001 on March 31, 2008.

ITEM 4. Purpose of Transaction

Mr. Lavery individually, and indirectly through the Nacel Energy Corporation, acquired the securities of Nacel Energy Corporation for investment purposes. Depending on general market and economic conditions affecting Nacel Energy Corporation and other relevant factors, Mr. Lavery may purchase additional securities of Nacel Energy Corporation or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Lavery does not have any plans or proposals which, except as described in or which may be the result of a transaction described in (a) - (g) below, relate to or result in:

(a) the acquisition by any person of additional securities of Nacel Energy Corporation, or the disposition of securities of Nacel Energy Corporation, except that Mr. Lavery has engaged in discussions concerning sale of his controlling interest in the company for which there are no binding agreements, commitments or understandings as of the date of this Schedule 13D;

(b) except as such may occur upon a sale of Mr. Lavery's controlling interest as described in (a), an extraordinary transaction, such as a merger, reorganization or liquidation, involving Nacel Energy Corporation;

(c) except as such may occur upon a sale of Mr. Lavery's controlling interest as described in (a), a sale or transfer of a material amount of assets of Nacel Energy Corporation or any of its subsidiaries;

(d) except as such may occur upon a sale of Mr. Lavery's controlling interest as described in (a), any change in the present board of directors or management of Nacel Energy Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) except as such may occur upon a sale of Mr. Lavery's controlling interest as described in (a), any material change in the present capitalization or dividend policy of Nacel Energy Corporation;

(f) except as such may occur upon a sale of Mr. Lavery's controlling interest as described in (a), any other material changes in Nacel Energy Corporation's business or corporate structure;

(g) except as such may occur upon a sale of Mr. Lavery's controlling interest as described in (a), changes in Nacel Energy Corporation's charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of Nacel Energy Corporation by any person;

(h) causing a class of securities of Nacel Energy Corporation to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Nacel Energy Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a) Brian Lavery beneficially owns 9,000,000 shares of Common Stock, $.001 par value, of Nacel Energy Corporation. The shares of Common Stock beneficially owned by Mr. Lavery constitute approximately 42.06% of the total number of shares of common stock of Nacel Energy Corporation. Applicable percentages are based upon 21,400,000 shares of common stock outstanding as of April 4, 2008.

(b) Mr. Lavery has a power to vote or to direct the vote, and a power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Lavery.

(c) Mr. Lavery acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Lavery.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

None


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2008


By: /s/ Brian Lavery
    -----------------------------
    Brian Lavery